File Number: 57589-0005-General Documents

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

November 18, 2005

Via Edgar and Delivered

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention: Ms. Tangela Richter, Branch Chief

Dear Ms. Richter:

Re:

Lexington Resources, Inc. (the "Company")
File No. 333-129068
Filing of Amendment No. 2 to Form SB-2/A filed on October 21, 2005
In accordance with SEC Initial Comment Letter dated November 9, 2005

We are counsel for the above-referenced Company and are pleased to advise that the Company has now amended its Registration Statement on Form SB-2 (the "Registration Statement" or "prospectus" as the context so requires) in accordance with the comments of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in the SEC's initial comment letter dated November 9, 2005 (the "SEC Letter").

On behalf of the Company we are now pleased to enclose a copy of Amendment No. 2 to the Registration Statement of the Company in this matter (including two further courtesy copies for the Staff's ease of review) together with a complete comparative copy of the same (including two further courtesy copies) which, we confirm on behalf of the Company, necessarily indicates each of the revisions which have now been made to the enclosed Registration Statement since the Company's initial filing in this instance on October 21, 2005. We confirm that the enclosed Registration Statement is a copy of the filing submitted electronically pursuant to Regulation S-T on this day.

The following, we confirm, are responses addressing the comments in the SEC Letter. We also confirm that the comments in the SEC letter are sequentially numbered and that the answers set forth hereinbelow refer to each of the comments by number and by citing the location of each response thereto in the enclosed Registration Statement where applicable. We also confirm that the page numbers referenced in this response letter relate to the information set forth in the hard copy version of the enclosed Registration Statement marked to show changes to the Registration Statement as delivered by courtesy copy and may not directly correspond to the unmarked or Edgar versions thereof.

As a preliminary statement we thank both you and the remaining Staff very much for the opportunity of working with you in connection with the Company's Registration Statement filing.

General

1. The Staff's comment has been noted and we confirm that, in accordance with the Staff's comment, the Company has now added the following disclosure respecting the material terms of the settlement agreement as it relates to the issuance of the shares thereunder under the section titled "Recent Sales of Restricted Securities" on page 110 of the enclosed Registration Statement as follows :

"On July 26, 2005, which took effect on August 22, 2005, we entered into a settlement agreement with C.K. Cooper & Company, Inc. ("CKCC") (the "Settlement Agreement") relating to an engagement letter dated September 9, 2004 between CKCC and the Company (the "Engagement Letter"). Pursuant to the Engagement Letter we granted a right of first refusal to CKCC to be engaged as the managing dealer or placement agent for any subsequent offerings of our securities for a 12-month period commencing on September 30, 2004. During this 12-month period the Company issued secured and Convertible Notes pursuant to a private placement through an entity other than CKCC. Pursuant to the Settlement Agreement CKCC agreed to waive its right of first refusal under the Engagement Letter and we agreed, among other things, to issue 200,000 shares of our common stock to CKCC. We also granted certain registration rights to CKCC for the shares issued pursuant to the Settlement Agreement."; and

we confirm that subject Settlement Agreement has now been included with the enclosed Registration Statement as Exhibit "10.11".

Selling Shareholders, page 22

2. The Staff's comments have been noted and we confirm that, in accordance with the Staff's comment, the Company has now expanded the table under the section titled "Selling Shareholders" on pages 23 to 25 of the enclosed Registration Statement to include all natural persons with power to vote or dispose of the securities offered for resale by the entities who are listing as selling shareholders as follows:
"Name of Selling Shareholder(1)	Shares Beneficially Owned Prior to Offering	Shares to be Offered	Number of Shares Owned After Offering and Percentage Total of the Issued and Outstanding
			Shares Owned	Percentage of Issued and Outstanding
Various Private Placements - June to August 2005
Vincenzo Aballini(2)	120,000	120,000	Nil	Nil
Newport Capital Corp.(3)	113,000	113,000	Nil	Nil
C.K. Cooper & Company Inc.(4)	200,000	200,000	Nil	Nil
Convertible Notes - September 2005(5)
Alpha Capital Aktiengesellschaft(6)	1,000,000	1,375,000	Nil	Nil
Whalehaven Capital Fund Limited(7)	1,000,000	1,375,000	Nil	Nil
Monarch Capital Fund Ltd.(8)	400,000	550,000	Nil	Nil
Harborview Master Fund LP(9)	300,000	412,500	Nil	Nil
Nite Capital LP(10)	400,000	550,000	Nil	Nil
Paul Masters IRA	100,000	137,500	Nil	Nil
BL Cubed LLC(11)	200,000	275,000	Nil	Nil
Enable Opportunity Partners LP(12)	200,000	275,000	Nil	Nil
Enable Growth Partners LP(13)	1,000,000	1,375,000	Nil	Nil
SRG Capital, LLC(14)	600,000	825,000	Nil	Nil
Double U Master Fund LP(15)	1,500,000	2,062,500	Nil	Nil
Platinum Long Term Growth I, LLC(16)	500,000	687,500	Nil	Nil
Truk Opportunity Fund, LLC(17)	552,000	759,000	Nil	Nil
Truk International Fund, LP(18)	48,000	66,000	Nil	Nil
Hasenfeld-Stein, Inc. - Pension Trust(19)	200,000	275,000	Nil	Nil
Nachum Stein	100,000	137,500	Nil	Nil
HSI Partnership(20)	100,000	137,500	Nil	Nil
Ellis International Ltd.(21)	200,000	275,000	Nil	Nil
Midtown Partners, Inc.(22)	270,000	371,250	Nil	Nil
RHP Master Fund, Ltd.(23)	1,000,000	1,375,000	Nil	Nil
First Mirage, Inc.(24)	200,000	275,000	Nil	Nil
Silver Oak Investments, Inc.(25)	500,000	687,500	Nil	Nil
DKR Soundshore Oasis Holding Fund Ltd.(26)	500,000	687,500	Nil	Nil
Cape May Investors, Inc.(27)	50,000	68,750	Nil	Nil
Generation Capital Associates(28)	300,000	412,500	Nil	Nil
The Hart Organization Corp.(29)	200,000	275,000	Nil	Nil
Notzer Chesed Corp.(30)	300,000	412,500	Nil	Nil
Finder's Warrant shares - September 2005(31)
Tuva Financial S.A.(32)	586,000	586,000	Nil	Nil
Totals	12,739,000	17,134,000

    Unless otherwise indicated hereinbelow, we are informed that each Selling Shareholder has sole dispostive and voting power with respect to their shares of common stock owned.

    Represents 120,000 Warrants exercisable into 120,000 shares of our common stock at an exercise price of $3.00 per share until May 31, 2010.

    Represents 113,000 Warrants exercisable into 113,000 shares of our common stock at an exercise price of $3.00 per share until May 31, 2010. We are informed that Brent Pierce exercises dispositive and voting power with respect to the shares of common stock owned by Newport Capital Corp.

    Represents 200,000 shares regarding a settlement agreement between Lexington and C.K. Cooper & Company, Inc. We are informed that Alexander G. Montano exercises dispositive and voting power with respect to the shares of common stock owned by C.K. Cooper & Company, Inc.

    Represents Convertible Notes; with each $1,000 face value of Convertible Notes being convertible into 1,000 shares of our common stock (approximately 59.85% of the shares to be offered) and shares of our common stock issuable pursuant to the exercise of the Class A Warrants and the Class B Warrants (approximately 34.20% of the shares to be offered). We have agreed to register shares representing 175% of the common shares currently issuable upon conversion of the Convertible Notes in order to account for potential anti-dilution adjustments. The Class A Warrants are exercisable into 2,930,000 shares of our common stock at an exercise price of $1.50 per share for a period of three years from the date that this registration statement is declared effective by the SEC. The Class B Warrants are exercisable into 2,930,000 shares of our common stock at an exercise price of $1.25 per share for a period of one year from the date that this registration statement is declared effective by the SEC.

    We are informed that Konrad Ackerman and Rwiner Posch exercise dispositive and voting power with respect to the shares of common stock owned by Alpha Capital Aktiengesellschaft.

    We are informed that Evan Schemenauer, Arthur Jones and Jennifer Kelly exercise dispositive and voting power with respect to the shares of common stock owned by Whalehaven Capital Fund Limited.

    We are informed that Joseph Franck exercises dispositive and voting power with respect to the shares of common stock owned by Monarch Capital Fund Ltd.

    We are informed that Richard Rosenblum and David Stefansky exercise dispositive and voting power with respect to the shares of common stock owned by Harborview Master Fund LP.

    We are informed that Keith Goodman and Ken Wruk exercise dispositive and voting power with respect to the shares of common stock owned by Nite Capital LP.

    We are informed that Mel E. Lifshitz exercises dispositive and voting power with respect to the shares of common stock owned by BL Cubed LLC.

    We are informed that Mitch Levine exercises dispositive and voting power with respect to the shares of common stock owned by Enable Opportunity Partners LP.

    We are informed that Mitch Levine exercises dispositive and voting power with respect to the shares of common stock owned by Enable Growth Partners LP.

    We are informed that Edwin Mecabe and Tai May Lee exercise dispositive and voting power with respect to the shares of common stock owned by SRG Capital, LLC.

    We are informed that, through Navigator Management Ltd., the following exercise dispositive and voting power with respect to the shares of common stock owned by Double U Master Fund LP: David K. Simms, alone in all instances; and any two of the following: Arlene de Castro, Murray Todd, Carl Jacobson, Leslie Elliot, Theresa Felix, Maurina T. Smith nee Primus, Dale George-Malone and Ioka Boob; subject to one being Messrs. Todd and Jacobson and Ms. de Castro and Elliot.

    We are informed that Mark Nordlicht exercises dispositive and voting power with respect to the shares of common stock owned by Platinum Long Term Growth I, LLC.

    We are informed that, through Atoll Asset Management, LLC, the managing member of Truk Opportunity Fund, LLC, Michael E. Saltzstein and Stephen E. Saltzstein exercise dispositive and voting power with respect to the shares of common stock owned by Truk Opportunity Fund, LLC.

    We are informed that, through Atoll Asset Management, LLC, the managing member of Truk International Fund, LLC, Michael E. Saltzstein and Stephen E. Saltzstein exercise dispositive and voting power with respect to the shares of common stock owned by Truk International Fund, LLC.

    We are informed that Nachum Stein exercises dispositive and voting power with respect to the shares of common stock owned by Hasenfeld-Stein, Inc. - Pension Trust.

    We are informed that Nachum Stein exercises dispositive and voting power with respect to the shares of common stock owned by HSI Partnership.

    We are informed that Wilhelm Ungar exercises dispositive and voting power with respect to the shares of common stock owned by Ellis International Ltd.

    We are informed that Harold Kleiman exercises dispositive and voting power with respect to the shares of common stock owned by Midtown Partners, Inc.

    We are informed that RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement we are informed that Rock Hill Management Investment directs the voting and disposition of shares owned by RHP Master Fund, Ltd. We are informed that Wayne Bloch and Peter Lockhart own all of the interests of the general partner of the fund. We are informed that the aforementioned entities and individuals disclaim any ownership of the shares of common stock owned by RHP Master Fund, Ltd.

    We are informed that Frank E. Hart, David A. Rapaport and Fred A. Brasch exercise dispositive and voting power with respect to the shares of common stock owned by First Mirage, Inc.

    We are informed that Murray Todd exercises dispositive and voting power with respect to the shares of common stock owned by Silver Oak Investments, Inc.

    We are informed that DKR Soundshore Oasis Holdings Ltd. is a master fund in a master-feeder structure, and that the fund's investment manager is DKR Oasis Management Company LP. Pursuant to an investment management agreement among the fund, the feeder funds and the investment manager, we are informed that the investment manager has the authority to do any and all acts on behalf of the fund, including voting any shares held by the fund. We are informed that Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the investment manager, and that Mr. Fischer has ultimate responsibility for trading with respect to the fund. We are informed that Mr. Fischer disclaims beneficial ownership of the shares of common stock owned by DKR Soundshore Oasis Holdings Ltd.

    We are informed that Matthew T. Kelly and Gregg Greenberg exercise dispositive and voting power with respect to the shares of common stock owned by Cape May Investors, Inc.

    We are informed that Frank E. Hart, David A. Rapaport and Fred A. Brasch exercise dispositive and voting power with respect to the shares of common stock owned by Generation Capital Associates.

    We are informed that Frank E. Hart, David A. Rapaport and Fred A. Brasch exercise dispositive and voting power with respect to the shares of common stock owned by The Hart Organization Corp.

    We are informed that Abraham Nusbaum exercises dispositive and voting power with respect to the shares of common stock owned by Notzer Chesed Corp.

    Represents 586,000 Finder's Warrants exercisable into 586,000 shares of our common stock at an exercise price of $1.00 per share for a period of three years the date that this registration statement is declared effective by the SEC.

    We are informed that Minna Ledereich exercises dispositive and voting power with respect to the shares of common stock owned by Tuva Financial S.A.".

3. The Staff's comment has been noted and we confirm that, in accordance with the Staff's comment, the Company has now canvassed each selling shareholder in writing and confirmed that no such selling shareholder is, in fact, an underwriter in this instance; the following being an excerpt from the Company's questionnaire to each selling shareholder in connection with the same:

"... Correspondingly, the undersigned Selling Shareholder now confirms the following Information to the Company which the Selling Shareholder hereby irrevocably authorizes the Company to utilize in any manner in respect of its filings with the SEC in respect of the subject Registration Statement:...

1. The undersigned Selling Shareholder hereby confirms that it has sole power to vote or to dispose of the Selling Shareholder's securities which are offered for resale under the Company's Registration Statement {please check the box if applicable}:                                                     ☐

or

The undersigned Selling Shareholder (whether a natural person or entity) confirms that the following natural person or persons have (sole or joint) power to vote or to dispose of the Selling Shareholder's securities which are offered for resale under the Company's Registration Statement {please check the box and complete}:                                                     ☐

Natural Person	Residence (State and/or Country only)
____________________________________________________________
____________________________________________________________

2. The undersigned Selling Shareholder confirms that either {please check one of the boxes}:

(a) the Selling Shareholder is not a registered broker-dealer; or

(b) if the Selling Shareholder is a registered broker-dealer,              ☐

the Selling Shareholder received their securities of the Company for investment banking services; or

(c) if the Selling Shareholder is an affiliate of a                                ☐

registered broker-dealer, such Selling Shareholder (i) purchased its securities in the ordinary course of business and (ii) at the time of purchase had no agreements or understandings, directly or indirectly, with any party to distribute the securities.".

Correspondingly, we confirm that the Company has now amended the final sentence before the table of selling shareholders found on page 22 under the section titled "Selling Shareholders" of the enclosed Registration Statement to provide as follows:

"To our knowledge none of the Selling Shareholders is either an underwriter, a broker-dealer or an affiliate of an underwriter or a broker-dealer.".

We trust that each of the foregoing and the attached and enclosed amendments to the Company's Registration Statement filing are clear and satisfactory for this point in time and, in addition, will satisfy the comments of Staff as contained in the SEC letter. However, should the SEC have any further questions or comments respecting any of the same, or should the SEC require any further information or documentation respecting the Company in this regard, please do not hesitate to immediately contact the writer at any time.

On behalf of the Company we sincerely thank and appreciate the SEC's prompt attention to and ongoing cooperation in this matter, and we now welcome our receipt from the SEC of any final questions or comments which the SEC may have in this matter and at the SEC's earliest convenience hereafter. In this regard we confirm that we presently intend to communicate further with the SEC by the middle of this week and, at that time and if appropriate, then provide in writing the Company's request for an acceleration of an effective date for its Registration Statement at least two business days therefrom. In the interim we remain, always,

Yours very truly,

Thomas J. Deutsch
for Lang Michener llp

TJD
ec: The Company (w/copy of Enclosures)
Attachments via EDGAR and Enclosures